Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on May 11, 2020.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SONIM TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3661	94-3336783
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6836 Bee Cave Road

Building 1, Suite 279

Austin, Texas 78746

(650) 378-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas W. Wilkinson

Chief Executive Officer

Sonim Technologies, Inc.

6836 Bee Cave Road

Building 100, Suite 279

Austin, Texas 78746

(650) 378-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon Gavenman Michael Tenta Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Heidi Mayon Rick Kline Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated Filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value per share	$	$

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

                 Shares

Common Stock

We are offering                  shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “SONM.” The last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020 was $     per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout the prospectus may not be indicative of the actual offering price.

We have granted the underwriters an option to purchase up to an additional                  shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus as well as in the documents incorporated by reference.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Sonim Technologies, Inc. (before expenses)	$	$

(1) We refer you to “Underwriting” beginning on page 27 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on or about                 , 2020.

Lake Street

                , 2020

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

We and the underwriters have not authorized anyone else to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, along with the information contained in any permitted free writing prospectuses we have authorized for use in connection with this offering. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any permitted free writing prospectuses we have authorized for use in connection with this offering. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

This prospectus contains trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the information incorporated by reference herein, especially the matters discussed in the information set forth under the section titled “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” and our consolidated audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. Unless the context otherwise requires, we use the terms “Sonim,” “company,” “our,” “us” and “we” in this prospectus to refer to Sonim Technologies, Inc. and its subsidiaries.

Overview

We are a leading U.S. provider of ultra-rugged mobile phones and accessories designed specifically for task workers physically engaged in their work environments, often in mission-critical roles. We currently sell our ruggedized mobile phones and accessories to several of the largest wireless carriers in the United States— including AT&T and Verizon—as well as the three largest wireless carriers in Canada—Bell, Rogers and Telus Mobility. Our phones and accessories connect workers with voice, data and workflow applications in two end markets: industrial enterprise and public sector.

Task workers in these end markets have historically been limited to pen and paper and single-purpose electronic devices, such as barcode scanners, location-tracking devices and sensors, to accomplish specific tasks. These single-purpose devices have historically run on proprietary networks, such as Land Mobile Radio (LMR) networks that enable Push-to-Talk (PTT) services for voice communications. We provide Android-based devices that consolidate and integrate multiple functions into a single ruggedized solution running on commercial wireless networks at a total cost of ownership that we believe is significantly lower with improved productivity and safety of task workers.

Our solutions consist primarily of ultra-rugged mobile phones based on the Android platform which are capable of attaching to both public and private wireless networks, industrial-grade accessories that meet the requirements of specific applications, and software applications and cloud-based tools that provide management and deployment services to our customers. End customers of our solutions include construction, energy and utility, hospitality, logistics, manufacturing, public sector and transportation entities that primarily purchase our devices and accessories through their wireless carriers. The key attributes of our solutions are specifically tailored for the needs of our end users, including impact resistance, waterproof and dustproof construction, extended battery life and extra loud audio, supported by a three-year comprehensive warranty. All of our devices run on the Android operating system, providing a familiar and intuitive user interface, and our smartphones have access to a library of millions of applications available through the Google Play Store. We have also implemented dozens of application programming interfaces, or APIs, specific to our mobile phones and have partnered with third-party application developers to create a purpose-built experience for our end users using these applications on our mobile phones.

We currently have stocked product with two of the largest U.S. wireless carriers: AT&T and Verizon, meaning that these carriers test and certify our mobile phones on their networks and maintain inventory in their warehouses that they then sell through their enterprise and retail sales teams to end customers, often on a subsidized or financed basis. Our full product portfolio has been stocked with the three largest Canadian wireless carriers since 2015. In 2019, we sold approximately 39,000 mobile phones in Canada and 300,000 in the United States (which markets include rugged feature phones, smart consumer rugged phones, smart ultra-rugged phones and life-proofed smart phones).

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Ruggedized Solution

•

Durability and reliability. Our mobile phones can withstand a variety of harsh environments and are supported by our industry-leading three-year comprehensive manufacturer’s warranty, which includes physical damage. Key features of our rugged phones include:

•

Puncture, shock, pressure and drop and impact resistance. Durable rubber and Gorilla Glass construction protects against damage from sharp objects, falls, vigorous movements and compression by heavy weights.

•	Waterproof and dustproof construction. Reinforced seals and waterproof mesh membranes prevent potential damage caused by moisture and debris.

•	Multi-shift battery life. Replaceable battery designed to provide sufficient power to last through a dual eight-hour shift in most real-world conditions.

•	Extra-loud audio. Produces high sound quality at high volumes and uses noise cancellation technology for loud background noise environments.

•	Glove-friendly design. Screens and buttons are responsive to touch through gloves and water.

•	Operational in and resistant to extreme temperatures. Protective exterior prevents damage to our devices’ hardware from very cold and hot temperatures.

•	Chemical resistance. Ability to effectively sterilize and sanitize, regardless of potential contaminants.

•

Increased communication and visibility through an enterprise. Our solutions are used to track locations, update and manage various tasks and enable communication with and between task workers. For example, location tracking and data analytics enable fleet optimization, help enterprises make asset allocation and deployment decisions and ensure that fleets are at the right place at the right time. In addition, our solutions are specifically designed to capture, store and analyze multiple data types for enterprise needs, enabling them to make decisions. For example, by leveraging this data, task workers, such as first responders, can more strategically plan their logistics resulting in decreased response times. Finally, by providing a reliable mode of communication between employees, supervisors and command centers, those not in the field have crucial insight into the status and performance of task workers in the field. This can also result in improved safety for employees that work in high-risk environments.

•

Enhanced functionality through software and hardware configurations. Our solutions allow end customers and task workers to customize our mobile phones using Android-based applications and vertical- specific accessories to address their varying needs. Enterprises and agencies can leverage the millions of applications available on the Google Play Store, our dozens of device-specific APIs, and our industrial accessories to create a purpose-built solution to meet the specific use cases of their task workers. For example, school bus operators can combine our ruggedized phones, an industrial car kit, a PTT application that leverages our APIs and a location-tracking application to ensure that they have a solution that enables constant communication with dispatchers that is compliant with the U.S. Department of Transportation’s hands-free driving regulations and that can also automatically alert parents of route delays. The ability for enterprises and agencies to customize their solutions allows their task workers to use a single device for tasks that would previously require multiple and often more costly devices.

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Ease of use. Our devices are designed to look and function similarly to the latest generation of consumer- focused mobile phones with additional features for various enterprise-specific purposes, and also run on the Android operating system which has a familiar and intuitive interface. They provide familiar characteristics to many single-purpose devices, such as dedicated physical buttons for PTT and barcode scanning and offer a simplified user interface which helps minimize the learning curve for task workers who are

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

transitioning from LMR or data capture devices. Furthermore, all of our mobile phones come equipped with our SCOUT application, which helps IT administrators more quickly provision and deploy our devices to task workers, reducing the cost and effort associated with converting to our solutions.

•

Consolidation of devices. A large number of devices can lead to excess bulk carried by task workers and can inhibit their mobility in the field. These specialized devices can also be expensive and typically require full replacement after end-of-life, which can be a cumbersome and costly process. By combining commonly used applications and functionality into one ruggedized device with the option for add-ons, enterprises can reduce the need for multiple, single-purpose devices. We believe that replacing outdated single-purpose devices with a Sonim device can enhance fleets’ mobility and economically streamline equipment updates or replacements.

As a result of these key attributes, we believe that our ruggedized, purpose-built mobile phones can increase the productivity of task workers and significantly reduce total cost of ownership for entities deploying our solutions.

Our Strategy

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Reorganize Company to achieve growth and profitability. Since November 2019, our management team has endeavored to reorganize the company into a leaner, lower cost organization focused on a path to growth and profitability. We have reduced our global headcount from approximately 700 employees at year-end 2018 to approximately 500 employees and contractors as of December 31, 2019. We executed an additional reduction in force of approximately 10% of our U.S. employees in February 2020, as well as in certain of our non-U.S. locations. We have also relocated our headquarters from San Mateo, California to Austin, Texas, a lower cost location. These actions are expected to result in a run-rate savings of approximately 20% (or $12 million) from our 2019 operating expense run-rate, excluding one-time IPO related costs. Restructuring the company positions us to stabilize its operations and invest for future growth.

•

Invest in sales channel partnerships and brand marketing to drive sales. Our channel partners are leading global wireless carriers and communications system integrators. These channel partners have large sales forces who sell our solutions to end customers in our target markets. They enable us to cost-effectively scale our business without employing a large direct sales force of our own. We intend to continue to invest in expanding our distribution and channel partnerships to further penetrate the public sector and industrial enterprise markets we target. Our investment in marketing the Sonim brand and our solutions to end customers in target markets helps to raise brand awareness, deepen existing channel partnerships, and acquire and retain new channel and end customers of our solutions.

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Position Sonim as the leading solution for the public sector. We intend to leverage the large-scale deployment of our solutions over dedicated LTE networks in the public safety market to further position us as a trusted solution within the cities that we serve. As public safety agencies continue to shift to these dedicated LTE networks, we intend to deliver mobility solutions to increase security, safety and efficiency across their cities. By successfully deploying our solutions in the public safety market within cities, we believe that city managers will increasingly look to us to provide communication capabilities and enable location information and data analytics for their entire municipality to improve efficiency and safety of all their task workers, taking the first steps toward “smart cities.”

•

Develop data collection devices. We intend to expand our product platform beyond rugged devices focused on traditional cell phone capabilities to rugged data collection devices, such as barcode scanners built to operate on 4G LTE and WiFi networks. These devices aim to compete in what we believe is a larger rugged handheld market by delivering on features demanded, but not yet filled by devices currently offered in this market, and by being price leaders.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Develop next generation 5G-enabled rugged communication platform. We intend to develop a rugged platform based on next generation micro-processors and enabled for 5G voice and data communications. This common platform will be designed to be suitable for upgrading our current ultra-rugged smart phone product, as well as production of additional products at much lower marginal development costs. Planned products are a lower cost rugged mobile phone and a rugged barcode scanner. Additional future products may include communication hybrid devices that combine LTE functionality with alternative communication technology, such as radio or satellite communications. By creating a multitude of devices on a single platform, we should be able to reduce current and future research and development costs, and leverage those costs over multiple end product markets.

•

Expand internationally. The transition from existing LMR network infrastructure to LTE-based replacements for public safety has commenced outside of the United States and Canada. We are exploring potential public safety infrastructure projects in Australia and Europe. In addition, there is a very large industrial market internationally that our current and future devices are well-positioned to address. We will look for ways to expand our sales reach, especially through distribution and channel partners to address these market opportunities.

COVID-19 Impact

We are closely monitoring the impact of the COVID-19 global outbreak and its resulting impact on our manufacturing operations and supply chain, with our top priority being the health and safety of our employees, customers, partners, and communities. While we believe our recent restructuring efforts will enable us to improve our supply chain and better address the global economic events related to the COVID-19 virus, there remains uncertainty related to the public health situation worldwide. We believe our sales partners have ample inventory to continue meeting customer needs in the near term. However, demand for our solutions may be reduced as a result of the COVID-19 outbreak and resulting market uncertainty. There is also an increasing likelihood that our results could be negatively impacted by an interruption in the operation of our manufacturing facility in Shenzhen, China. The magnitude of any potential impact is unknown, as it is unclear how long it will take for the overall supply chain to return to normal. We are working closely with our partners and suppliers to manage this process.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the sections titled “Risk Factors” included elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, including the following:

•	We have not been profitable in recent years and may not achieve or maintain profitability in the future.

•

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

•

We are in default under our credit facilities and as a result, B. Riley may accelerate amounts owed under such facilities and may foreclose upon the assets securing our obligations and our liquidity could be adversely impacted.

•	We are involved in securities-related legal actions that are expensive and time consuming, and, if resolved adversely, could result in significant legal expenses and settlement or damage awards.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

In the years ended December 31, 2019 and 2018, approximately 66% and 74%, respectively, of our revenues, were derived from our top four customers. We expect our revenues to continue to be heavily concentrated among our top customers, and the loss of, or significant reduction in orders from, any of these customers could significantly reduce our revenues and adversely impact our operating results.

•	The recent global COVID-19 outbreak could harm our business, results of operations, and financial condition.

•	Our business is difficult to evaluate because we have a limited operating history in our markets.

•	We may not fully realize the expected benefits of our cost-saving initiatives.

•

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

•

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements

•	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

•	If our business does not grow as we expect, or if we fail to manage our growth effectively or if our cost cutting measures are not sufficient our operating results and business would suffer.

•

We may fail to continue to meet the listing standards of The Nasdaq Global Market, and as a result our common stock may be delisted, which could have a material adverse effect on the liquidity of our common stock.

Corporate Information

We were incorporated under the laws of the State of Delaware on August 5, 1999 as NaviSpin.com, Inc. In December 2001, we changed our name to Sonim Technologies, Inc. Our principal executive offices are located at 6836 Bee Cave Road Building 1, Suite 279, Austin, Texas 78746. Our telephone number is (650) 378-8100. Our website address is www.sonimtech.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus, or in deciding whether to purchase our securities.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•

an exemption from implementation of new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure obligations regarding executive compensation arrangements; and

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering in May 2019, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock to be offered	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ (or approximately $ if the underwriters exercise in full their option to purchase up to additional shares of common stock), based on an assumed offering price of $ per share, which was the last reported sales price of our common stock on the Nasdaq Global Market on , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures. These expectations are subject to change. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Market symbol	“SONM”

The number of shares of our common stock that will be outstanding after this offering is based on 20,437,235 shares of common stock outstanding as of December 31, 2019, and excludes:

•

761,186 shares of common stock issuable upon the conversion of 50% of the aggregate principal amount and accrued interest outstanding as of December 31, 2019 under the subordinated secured convertible promissory note issued to B. Riley Principal Investments, LLC, or the B. Riley Convertible Note;

•	2,645,714 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019 at a weighted-average exercise price of $3.50 per share;

•	956 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted-average exercise price of $6.20 per share;

•	249,500 shares issuable upon the vesting of restricted stock units outstanding as of December 31, 2019;

•

944,828 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan; and

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268,401 shares of common stock reserved for future issuance pursuant to our 2019 Employee Stock Purchase Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

no issuances of any other equity awards, exercises of outstanding stock options, vesting of outstanding restricted stock units or conversion of the B. Riley Convertible Note, in each case after December 31, 2019; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. We have derived the statements of operations data for the years ended December 31, 2018 and 2019 and the balance sheet data as of December 31, 2019 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2019	2018
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenues	$116,251	$135,665
Cost of revenues	81,742	87,576

Gross profit	34,509	48,089

Operating expenses:
Research and development	26,064	23,247
Sales and marketing	13,908	12,228
General and administrative	16,182	7,220
Restructuring costs	736	—

Total operating expenses	56,890	42,695

Income (loss) from operations	(22,381)	5,394
Interest expense	(1,522)	(1,828)
Change in fair value of warrant liability	—	(970)
Other expense, net	(543)	(565)

Income (loss) before income taxes	(24,446)	2,031
Income tax expense	(1,388)	(754)

Net income (loss)	(25,834)	1,277
Dividends on Series A, Series A-1 and Series A-2 preferred stock	—	(10,152)

Net loss attributable to common stockholders	$(25,834)	$(8,875)

Net loss per share attributable to common stockholders, basic and diluted	(1.39)	(2.57)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	18,603,582	3,447,283

The following table presents our summary balance sheet data as of December 31, 2019:

•	on an actual basis; and

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

on an as adjusted basis to give effect to our issuance and sale of                 shares of common stock in this offering at an assumed public offering price of $         per share, which was the last reported sales price of our common stock on the Nasdaq Global Market on                 , 2020.

	As of December 31, 2019
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,298	$
Working capital	19,730
Total assets	55,459
Total liabilities	29,934
Accumulated deficit	(166,246)
Total stockholders’ equity	25,525

Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $        , assuming the assumed public offering price per share remains the same and after deducting underwriting discounts and commissions. The as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, and all of the other information in this prospectus and the documents incorporated by reference herein before deciding whether to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to This Offering and Ownership of our Common Stock

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The assumed public offering price of our common stock is substantially higher than the net tangible book value per share. Therefore, if you purchase shares of common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, you will experience immediate dilution of $         per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the assumed public offering price. See “Dilution.” In addition, if outstanding options or warrants are exercised in the future or upon the conversion of the B. Riley Convertible Note or the vesting of outstanding restricted stock units, you will experience additional dilution.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly.

Upon the closing of this offering, based on the number of shares outstanding as of December 31, 2019, we will have outstanding                  shares of common stock. Of these shares, approximately                  million shares, including                  million shares sold in this offering and the approximately                  million shares sold in our initial public offering in May 2019 will be freely tradable. Approximately                  million shares of common stock will become available for sale in the public market beginning 90 days following the completion of this offering upon the scheduled expiration of the lock-up agreements between some of our stockholders and the underwriters for this offering. Lake Street Capital Markets, LLC may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

In addition, we have filed a registration statement on Form S-8 registering the issuance of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under the registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Additionally, the holders of approximately 13.2 million shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their

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shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based on the number of shares of common stock outstanding as of December 31, 2019 and including the                  shares to be sold in this offering at the assumed public offering price of $         per share, the last reported sale price of our common stock on the Nasdaq Global Market on         , 2020, upon the closing of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately     % of our common stock (assuming no exercise of the underwriters’ option to purchase an additional                  shares of common stock). These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

Some of these persons or entities may have interests different than investors purchasing shares in this offering. For example, because certain of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We will have broad discretion in the use of our existing cash and cash equivalents, including the proceeds from this offering, and may invest or spend our cash in ways with which you do not agree and in ways that may not increase the value of your investment.

We will have broad discretion over the use of our cash and cash equivalents, including the proceeds from this offering. You may not agree with our decisions, and our use of cash may not yield any return on your investment. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

An active trading market for our common stock may not be sustained.

Our shares of common stock began trading on the Nasdaq Global Market on May 9, 2019. Given the limited trading history of our common stock, there is a risk that an active trading market for our shares will not be sustained, which could put downward pressure on the market price of our common stock and thereby affect the ability of our stockholders to sell their shares.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; any action as to which Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the

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State of Delaware; and any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the “safe harbor” created by those sections. These forward-looking statements involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future events. Forward-looking statements include statements regarding:

•	our future financial performance, including our revenues, cost of revenues, gross profit, operating expenses, ability to continue to generate positive cash flow, and ability to be profitable;

•	anticipated trends, such as the use of and demand for our products;

•	our ability to attract and retain customers to purchase and use our products;

•	our ability to attract wireless carriers as customers for our products;

•	the evolution of technology affecting our products and markets;

•	our ability to introduce new products and enhance existing products;

•	our ability to successfully enter into new markets;

•	our ability to maintain existing market share;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to effectively manage our growth and future expenses and maintain our corporate culture;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to cure existing and future defaults under our debt arrangements;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	our ability to maintain and operate our business in light of the COVID-19 pandemic;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus, and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe

Confidential Treatment Requested by Sonim Technologies, Inc.

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may affect our business, financial condition, results of operations and prospects. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions, as a result we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future results.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, and in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, that could cause results to differ materially from those expressed in these publications and reports. We believe that these external sources and estimates are reliable, but have not independently verified them.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our common stock in this offering will be approximately $         million (or $         million if the underwriters exercise in full their option to                  purchase                  additional shares), assuming a public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions, by approximately $         million, assuming the assumed public offering price stays the same.

The principal purpose of this offering is to obtain additional capital to support our operations. We intend to use the net proceeds of this offering for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures and funding our growth strategies.

Based on our current operational plans and assumptions, we expect our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing investments, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock. Any future determinations relating to our dividends and earning retention policies will be made at the discretion of our board of directors, who will review such policies from time to time in light of our earnings, cash flow generation, financial position, results of operations, the terms of our indebtedness and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The terms of our debt agreements limit our ability to pay dividends on our common stock.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our issuance and sale of                  shares of common stock in this offering at an assumed public offering price of $         per share, which was the last reported sales price of our common stock on the Nasdaq Global Market on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein.

	As of December 31, 2019
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$11,298	$

Long-term debt(1)	10,183

Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized, actual and as adjusted; 20,437,235 shares outstanding, actual; shares outstanding, as adjusted	20
Additional paid-in capital	191,751
Accumulated deficit	(166,246)

Total stockholders’ equity	$25,525	$

Total capitalization	$35,708	$

(1)	Net of unamortized discount and debt issuance costs.

The as adjusted capitalization information discussed above is illustrative only and will change based on the actual public offering price. Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, remains the same and after deducting estimated underwriting discounts and commissions.

The outstanding share information in the table above excludes:

•	761,186 shares of common stock issuable upon the conversion of 50% of the aggregate principal amount and accrued interest outstanding as of December 31, 2019 under the B. Riley Convertible Note;

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Pursuant to 17 C.F.R. Section 200.83

•	2,645,714 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019 at a weighted-average exercise price of $3.50 per share;

•	956 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted-average exercise price of $6.20 per share;

•	249,500 shares issuable upon the vesting of restricted stock units outstanding as of December 31, 2019;

•

944,828 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan; and

•

268,401 shares of common stock reserved for future issuance pursuant to our 2019 Employee Stock Purchase Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historical net tangible book value as of December 31, 2019 was $25.5 million, or $1.25 per share of common stock.

After giving effect to the sale of                  shares of common stock in this offering at an assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2019 would have been $         million, or $         per share of common stock. This amount represents an immediate increase in as adjusted net tangible book value of $         per share to our existing stockholders and immediate dilution of $         per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$
Historical net tangible book value per share as of December 31, 2019	$1.25
Increase in as adjusted net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

The as adjusted dilution information discussed above is illustrative only and will change based on the actual public offering price. Each $1.00 increase (decrease) in the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, would increase (decrease) the as adjusted net tangible book value per share by $         per share and the dilution per share to investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 million increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $         and decrease the dilution per share to new investors participating in this offering by $        , assuming the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 million decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase an additional                  shares of our common stock in this offering, the as adjusted net tangible book value of our common stock would be $         per share, the increase in net tangible book value per share would be $         per share and the dilution per share to new investors would be $         per share, in each case assuming a public offering price of $         per share, which was the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2020.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

The outstanding share information used in the computations above excludes:

•	761,186 shares of common stock issuable upon the conversion of 50% of the aggregate principal amount and accrued interest outstanding as of December 31, 2019 under the B. Riley Convertible Note;

•	2,645,714 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2019 at a weighted-average exercise price of $3.50 per share;

•	956 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019, at a weighted-average exercise price of $6.20 per share;

•	249,500 shares issuable upon the vesting of restricted stock units outstanding as of December 31, 2019;

•

944,828 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan; and

•

268,401 shares of common stock reserved for future issuance pursuant to our 2019 Employee Stock Purchase Plan as of December 31, 2019, as well as any automatic increases in the number of common stock reserved for future issuance under this plan.

To the extent that outstanding options or warrants are exercised, outstanding restricted stock units vest, new options or other securities are issued under our equity incentive plans, the B. Riley Convertible Note is exercised or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net-income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a United States real property holding corporation and such Non-U.S. Holder’s ownership of our common stock exceeds 5%, the Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to corporate Non-U.S. Holders.

A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and, subject to the discussion below, the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and, subject to the discussion below, the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

The withholding provisions described above currently apply to payments of dividends, and, subject to the recently released proposed Treasury Regulations described below, will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

The U.S. Treasury Department released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We are offering the shares of common stock described in this prospectus through the underwriters listed below. Lake Street is acting as the representative of the underwriters. The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriter	Number of Shares
Lake Street Capital Markets, LLC

Total

The underwriters have advised us that they propose to offer the shares of common stock to the public at a price of $         per share. The underwriters propose to offer the shares of common stock to certain dealers at the same price, less a concession of not more than $         per share. After the offering, these figures may be changed by the underwriters. The shares sold in this offering are expected to be ready for delivery on or about                 , 2020, against payment in immediately available funds. The underwriters may reject all or part of any order.

We have granted to the underwriters an option to purchase up to an additional                  shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the     -day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $125,000 of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters. The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below.

We granted Lake Street a right of participation to serve as lead bookrunner (in the case of a public offering) or exclusive placement agent (in the case of a private offering) in the event that we determine to undertake such transaction prior to the completion of this offering or May 8, 2021, whichever occurs earlier. In accordance with applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), Lake Street does not have more than one opportunity to waive or terminate the right of participation in consideration of any payment or fee, and any payment or fee to waive or terminate the right of participation must be paid in cash and have a value not in excess of the greater of 1% of the proceeds in this offering (or, if greater, the maximum amount permitted by FINRA rules for compensation in connection with this offering) or 5% of the underwriting discount or commission paid in connection with any future financing subject to right of participation (including any overallotment option that may be exercised). This right of participation is not reflected in the table below.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount and reimbursable expenses the underwriters will receive were determined through arms’ length negotiations between us and the underwriters.

	Per Share	Total with no Over- Allotment	Total with Over- Allotment
Underwriting discounts and commissions to be paid by us(1)	$	$	$

(1)	The underwriters will receive no underwriting discount in respect of shares sold to a certain existing shareholder or its affiliates, if such shareholder or affiliates participate in this offering.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $        . These expenses are payable by us.

We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, each of our directors and officers, and certain of our stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Lake Street for a period of 90 days after the date of this prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by Lake Street.

Price Stabilization, Short Positions, and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of common stock than we have sold to the underwriters. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members may also engage in passive market-making transactions in our common stock on the Nasdaq Global Market. Passive market-making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market-making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters may facilitate the marketing of this offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors.

Electronic Offer, Sale, and Distribution

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriters may allocate a limited number of securities for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of the underwriters is not part of this prospectus.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “SONM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Goodwin Procter LLP, Redwood City, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Sonim Technologies, Inc. incorporated in this Registration Statement on Form S-1 by reference from Sonim Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and a change in the method of accounting for revenue in 2019) which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we have filed and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.sonimtech.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38907):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 27, 2020, as amended on April 29, 2020;

•	our Current Reports on Form 8-K filed with the SEC on January 17, 2020 and March 17, 2020.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 9, 2019, including any amendments or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we subsequently file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement of which this prospectus forms a part and prior to the termination of this offering. Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Sonim Technologies, Inc., Attn: Corporate Secretary, 6836 Bee Cave Road Building 1, Suite 279, Austin, Texas 78746.

You also may access these filings on our website at www.sonimtech.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

            Shares

Common Stock

PRELIMINARY PROSPECTUS

                , 2020

Lake Street

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses

Total	$

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering allows for our indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Sonim Technologies, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Sonim Technologies, Inc.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2017 through the date of the prospectus that is a part of this registration statement.

1.	In October 2017, we issued and sold a $10 million aggregate principal amount convertible promissory note to an accredited investor. In April 2018, the principal amount was increased to $12 million.

2.	From November 2018 to January 2019, we issued and sold 1,498,533 shares of common stock to accredited investors for an aggregate purchase price of approximately $10.8 million.

3.	In April 2019, we issued 10,000 shares of common stock to a former employee in exchange for a release of claims and other agreements.

4.

In May 2019, we issued (i) 191,598 shares of common stock upon the vesting and net settlement of restricted stock awards prior to the closing of our initial public offering and (ii) 155,338 shares of common stock upon the next exercise of a warrant immediately prior to the completion of our initial public offering.

5.	From January 2017 to March 31, 2020, we issued options for an aggregate of shares of common stock at a weighted average exercise price of $ per share to certain of our .

6.	From January 2017 to March 31, 2020, we issued restricted stock units to certain of our .

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe that the transactions described in 1 through 5 above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) and the transactions described in 6 and 7 above were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Index

Exhibit Number	Description	Form	File No.	Incorporated by Exhibit Reference	Filing Date

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-38907	3.1	May 17, 2019

3.4	Amended and Restated Bylaws of the Registrant.	S-1	001-38907	3.4	April 15, 2019

4.1	Form of Common Stock Certificate of the Registrant	S-1/A	333-230887	4.1	April 29, 2019

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

4.2	Amended and Restated Investor Rights Agreement, by and between the Registrant and the investors listed on Exhibit A thereto, dated November 21, 2012, as amended.	S-1	333-230887	4.2	April 15, 2019

4.3	Securities Purchase Agreement, by and between the Registrant and the purchasers listed on Exhibit A thereto, dated November 2, 2018	S-1	333-230887	4.3	April 15, 2019

5.1*	Opinion of Cooley LLP.

10.1+	2012 Equity Incentive Plan and forms of agreements thereunder	S-1	333-230887	10.1	April 15, 2019

10.2+	2019 Equity Incentive Plan and forms of agreements thereunder	S-1/A	333-230887	10.2	April 29, 2019

10.3+	2019 Employee Stock Purchase Plan	S-1/A	333-230887	10.3	April 29, 2019

10.4+	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.	S-1	333-230887	10.4	April 15, 2019

10.5	Office Lease Agreement, by and between the Registrant and BCSP Crossroads Property LLC, dated May 25, 2006, as amended.	S-1	333-230887	10.8	April 15, 2019

10.6	English language summary of Shenzhen Warehouse Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated February 14, 2016, as amended.	S-1/A	333-230887	10.9	April 29, 2019

10.7	English language summary of Shenzhen Plant Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated April 10, 2016, as amended.	S-1/A	333-230887	10.10	April 29, 2019

10.8†	Amended and Restated Global Patent License Agreement, by and between Telefonaktiebolaget LM Ericsson (Publ) and the Registrant, effective as of January 1, 2017.	S-1	333-230887	10.11	April 15, 2019

10.9	Patent License Agreement, by and between Nokia Corporation and the Registrant, effective as of September 23, 2008, as amended.	S-1/A	333-230887	10.12	April 29, 2019

10.10	English language summary of Shenzhen Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated August 28, 2018.	S-1/A	333-230887	10.13	April 29, 2019

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

10.11	English language summary of Shenzhen Lease Agreement, by and between Sonim Technologies (Shenzhen) Ltd. and Shenzhen Gaoxinqi Industrial Park Management Co., Ltd., dated January 15, 2019.	S-1/A	333-230887	10.14	April 29, 2019

10.12+	Separation Agreement by and between the Registrant and James Walker dated September 9, 2019.	10-Q	001-38907	10.1	November 12, 2019

10.13+	Employment Agreement by and between the Registrant and Robert Tirva, dated September 9, 2019.	10-Q	001-38907	10.2	November 12, 2019

10.14+	Transition and Separation Agreement by and between the Registrant and Robert Plaschke, dated October 29, 2019.	10-K	001-38907	10.17	March 27, 2020

10.15+	Employment Agreement by and between the Registrant and Thomas Wilkinson, dated October 29, 2019.	10-K	001-38907	10.18	March 27, 2020

10.16+	Transaction Bonus Plan.	10-K	001-38907	10.19	March 27, 2020

10.17	Subordinated Term Loan and Security Agreement between B. Riley Principal Investments, LLC and the Registrant dated October 23, 2017.	10-K	001-38907	10.20	March 27, 2020

10.18	First Amendment to the Subordinated Term Loan and Security Agreement between B. Riley Principal Investments, LLC and the Registrant dated March 30, 2018.	10-K	001-38907	10.21	March 27, 2020

10.19	Amended and Restated Subordinated Secured Convertible Promissory Note dated April 9, 2018	10-K	001-38907	10.22	March 27, 2020

10.20+	Amendment to Employment Agreement by and between the Registrant and Robert Tirva, dated December 18, 2019.	10-K/A	001-38907	10.23	April 29, 2020

21.1	Subsidiaries of the Registrant.	10-K	001-38907	21.1	March 27, 2020

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP.

24.1*	Power of Attorney

*	To be filed by amendment

+	Compensatory plan or management contract

†

Portion of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or related notes, which are incorporated herein by reference.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Sonim Technologies, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on the     th day of                 , 2020.

SONIM TECHNOLOGIES, INC.

By:
Thomas W. Wilkinson Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas Wilkinson and Robert Tirva, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Thomas W. Wilkinson	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Robert Tirva	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020

John Kneuer	Chairman of the Board of Directors	, 2020

Maurice Hochschild	Director	, 2020

Alan Howe	Director	, 2020

Jeffrey D. Johnson	Director	, 2020

Susan G. Swenson	Director	, 2020

Kenny Young	Director	, 2020